

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 12, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Charles Mathis
Force Protection, Inc.
9801 Highway 78, Building No. 1
Ladson, South Carolina 29456

        Re: **Force Protection, Inc.**
                Form 10-K for the year ended December 31, 2007
                File No. 001-32523

Dear Mr. Mathis:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     David R. Humphrey
                     Branch Chief